SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer’s  ID (CNPJ): 76.483.817/0001-20
PUBLICLY HELD COMPANY
CVM Registration no. 1431 - 1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND NINETY-FOURTH
EXTRAORDINARY SHAREHOLDERS’ MEETING

1. PLACE: Rua Coronel Dulcídio nº 800, Curitiba - PR. 2. DATE AND TIME: January 18, 2017 -2:30 p.m. 3. CALL NOTICE: The call notice was published in the Diário Oficial do Estado do Paraná and Gazeta do Povo newspapers. 4. QUORUM: shareholders representing sixty-three percent point sixteen hundredths (63.16%) of the voting capital. 5. PRESIDING: CAROLINA KUMMER TREVISAN - Chairwoman; LUIZ FERNANDO LEONE VIANNA - Member of the Board of Directors and Chief Executive Officer of the Company; and DENISE TEIXEIRA GOMES -Secretary. 6. RESOLUTIONS: 194TH EXTRAORDINARY SHAREHOLDERS’ MEETING:

ITEM 1 – To approve, by a unanimous vote, the Company’s proposal for the publications instructed by Article 289 of Law 6,404/76 to be made in the Diário Oficial do Estado do Paraná and Folha de Londrina newspapers, and to leave the decision to Management whether the Financial Statements will be published in summarized or complete form, in wide circulation newspapers in the city where the São Paulo Stock Exchange is headquartered. It is recorded that this decision will be later ratified by the Company’s next Annual Shareholders’ Meeting.

SIGNATURES: CAROLINA KUMMER TREVISAN - Representative of Paraná State and Chairwoman of the Shareholders’ Meeting; LUIZ FERNANDO LEONE VIANNA - Member of the Board of Directors and Chief of Executive Officer of Copel; and DENISE TEIXEIRA GOMES -Secretary. The signatures of shareholders have been omitted in accordance with the authorization recorded in the minutes of this Meeting.

The full text of the Minutes of the 194th Extraordinary Shareholders’ Meeting was drawn up on pages 022 to 024 of book 11 of Companhia Paranaense de Energia - Copel, registered with the Registry of Commerce of Paraná State under number 08/167840-1 on July 16, 2008.

DENISE TEIXEIRA GOMES
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 19, 2017

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.